Exhibit 99.1

Azure Power Secures Letter of Award for 2 GW Greenshoe Option

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Azure Power received a letter of award (LOA) for 2 GWs of capacity under a greenshoe option that the company elected. The company has been awarded 4GWs in total as part of an auction won in December which is one of the largest solar projects ever awarded globally.

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The entire project will provide electricity to about 8.5 million residents annually, create about 15,000 direct and indirect jobs and avoid approximately 200 million tonnes of carbon emissions over the life of the project, which is equivalent to avoiding ~2 GW capacity of coal-fired capacity.

New Delhi, July 23, 2020: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has received the letter of award (LOA) for a 2 GW interstate transmission (ISTS) solar power project with Solar Energy Corporation of India (SECI) pursuant to the exercise of a greenshoe option as part of an earlier 2 GW win with SECI. Under this greenshoe LOA, Azure will supply power for 25 years at a tariff of INR 2.92 (~US 3.9 cents) per kWh. The project also comes with a 500 MW cell and module manufacturing capacity requirement and Azure Power intends to partner with a domestic manufacturer for this requirement.

The combined capacity for the project is 4 GWs which can be developed anywhere in India and is expected to be commissioned in staggered annual phases of 1 GW with the first commissioning expected by 2022 and full commissioning by 2025. The power purchase agreement (PPA) allows for the waiver of ISTS transmission charges and improved protections from curtailment.

Commenting on this award, Mr. Ranjit Gupta, Chief Executive Officer, Azure Power said “With this award, we will have a large pipeline of over 4 GW for an extended period of time which will help us drive efficiencies in our project execution and operations.  This project is also a significant step towards India’s commitment to battle climate change and to reduce carbon emissions signed under the Paris Climate Change Agreement. Partnering with domestic manufacturers of solar PV modules in India as part of the project will help propel India’s solar cell and module manufacturing sector into becoming a global leader.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio over 7 gigawatts. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

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